UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b),(c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2 UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. ) *

Forian Inc.
(Name of Issuer)
Common Stock, $.001 par value
(Title of Class of Securities)
34630N106
(CUSIP Number)
September 1, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[   ] Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 34630N106

1.	Name of Reporting Person	Thomas J. Coleman
2.	Check the Appropriate Box if a Member of a Group	(a) [___] (b) [___]
3.	SEC Use Only
4.	Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Reporting Person With		5.	Sole Voting Power	908,478 (1)
		6.	Shared Voting Power	1,001,669 (2)
		7.	Sole Dispositive Power	908,478 (1)
		8.	Shared Dispositive Power	1,001,669 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person		1,910,147
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares		[ ]
11.	Percent of Class Represented by Amount in Row (9)		5.7% (3)
12.	Type of Reporting Person		IN
(1) Shares of Common Stock directly beneficially owned by the Reporting Person.  Such holdings are stated as of September 1, 2021 and were unchanged as of December 31, 2021.
(2) Consists of (i) 834,724 shares of Common Stock issuable upon exercise of a convertible promissory note (the “Note Shares") and (ii) 166,945 shares of Common Stock issuable upon exercise of warrants that are issuable upon exercise of such convertible promissory note (the "Warrant Shares”) beneficially owned by Kensico Capital Management (“KCM”), a registered investment adviser to certain affiliated funds that directly hold such securities for the benefit of their respective investors, and in such capacity KCM has voting and dispositive power over such securities. The Reporting Person is a Co-President of KCM.  Such holdings are stated as of September 1, 2021 and were unchanged as of December 31, 2021.
(3) Based on (i) 32,558,617 shares of Common Stock outstanding as of August 10, 2021, as reported in the Issuer’s Report on Form 10-Q for the period ended June 30, 2021 filed with the Securities and Exchange Commission on August 16, 2021 plus (ii) the Note Shares and (iii) the Warrant Shares.

CUSIP No. 34630N106

Schedule 13G

Item 1
(a)	Name of Issuer:
Forian Inc.

(b)	Address of Issuer’s Principal Executive Offices:
41 University Drive, Suite 400, Newtown, PA 18940

Item 2
(a)	Name of Persons Filing:
Thomas J. Coleman
(b)	Address of Principal Business Office:
55 Railroad Avenue, 2nd Floor, Greenwich, CT 06830

(c)	Citizenship:
United States

(d)	Title of Class of Securities:
Common Stock, $0.001 par value (“Common Stock”)

(e)	CUSIP number:
34630N106

Item 3	For statements filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c):
Not Applicable

Item 4	Ownership
(a) through (c)	The information requested in these paragraphs is incorporated herein by reference to the cover page to this Schedule 13G.

Item 5	Ownership of Five Percent or Less of a Class:
Not Applicable

Item 6	Ownership of More than Five Percent on Behalf of Another Person:
Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company:
Not Applicable

Item 8	Identification and Classification of Members of the Group:
Not Applicable

Item 9	Notice of Dissolution of a Group
Not Applicable

Item 10
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 34630N106

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2022

THOMAS J. COLEMAN /s/ Thomas J. Coleman

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